Exhibit 99.1

Nano Dimension Unveils DragonFly 2020 Pro 3D Printer

for Agile Hardware Development and Innovative Circuits

Larger form factor printer for rapid prototyping of electronics.

High resolution for flexible additive manufacturing.

NESS ZIONA, Israel – September 13, 2017 – Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), today announced the commercial availability of the DragonFly™ 2020 Pro 3D Printer. With the DragonFly 2020 Pro, many of the complexities and bottlenecks inherent in printed circuit board (PCB) prototyping are removed, allowing companies involved in developing electronics to take control of their development cycles and realize the benefits of fast, secure and cost-effective agile electronics development. Designers and engineers can now innovate rapidly from proof of concept, through design validation to test fixtures, by 3D printing their own multilayer PCBs.

The larger, DragonFly 2020 Pro replaces the desktop-sized model that was tested during Nano Dimension’s Beta period. The evolution in size and capabilities is the direct result of valuable customer feedback. Benefits of the “Pro” model include high precision and resolution, easy maintenance, and an extendable platform.

“Agility and keeping pace with rapidly changing customer expectations is a competitive differentiator,” said Simon Fried, Co-Founder and Chief Business Officer of Nano Dimension. “3D printing with this next-generation DragonFly is transformational for electronics development. Optimizing workflows shrinks PCB design and test cycles from months or weeks, to days. More and easier iterations lead to greater innovation and better business outcomes.”

The DragonFly 2020 Pro 3D Printer is a one-stop solution for 3D-printed electronics. Using the system offers users a variety of capabilities and attributes:

●	Print high resolution trace and space with the precise inkjet deposition system.

●	Construct the full range of multilayer PCB features – including interconnections such as buried vias and plated through holes.

●	Keep sensitive and proprietary design information in-house while developing.

●	Enjoy the quick production of professional multilayer PCB prototypes, antennas, experimental electronic circuits and more, allowing for faster revisions and more creative board designs.

The DragonFly 2020 Pro is now available for early access commercial sales. Visit this link to join the Early Access Program.

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of its 3D printer, including that optimizing workflows shrinks PCB design and test cycles from months or weeks, to days, and that more and easier iterations lead to greater innovation and better business outcomes. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com